

Via U.S. Mail and Facsimile

Mail Stop 4631

May 26, 2010

Tony M. Shelby
Executive Vice President of Finance and Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

> **Re:** **LSB Industries, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 001-07677**

Dear Mr. Shelby:

We have completed our review of your Form 10-K for the year ended December 31, 2009 and related filings and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: Irwin H. Steinhorn, Esq. (*Via facsimile 405/232-2695*)
Conner & Winters
1700 One Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102